EXHIBIT 11
ETHYL CORPORATION AND SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE
for the years ended December 31, 1993, 1992 and 1991
(In thousands except per share amounts)

                                             1993        1992        1991
                                             ----        ----        ----
Income from continuing operations before
  extraordinary item and cumulative
  effect of accounting changes            $90,022    $107,245     $94,052
Extraordinary item                         (5,000)       -           -
Cumulative effect of accounting
  changes                                    -        (14,732)       -
                                          -------    --------     -------
Income from continuing operations          85,022      92,513      94,052
Income from discontinued insurance
  operation                                90,483     162,472     112,616
                                          -------    --------     -------
Net income                                175,505     254,985     206,668

Less preferred stock dividends
    First Preferred:
      6% Series A, $6.00 per share            (12)        (12)        (12)
                                          -------    --------     -------

    Net income applicable to
      common stock                       $175,493    $254,973    $206,656
                                         ========    ========    ========
Average number of shares of
  common stock outstanding                118,382     118,329     118,322

Shares issuable upon the
  assumed exercise of out-
  standing stock options (1)                   54          51          58
                                          -------    --------     -------

    Shares of common stock and
      common stock equivalents (1) (2)    118,436     118,380     118,380

Earnings per share: (3)
  Income from continuing operations
    before extraordinary item and
    cumulative effect of accounting         $0.76       $0.90       $0.80
    changes
  Extraordinary item                        (0.04)         -           -
  Cumulative effect of accounting
    changes                                    -        (0.12)         -
                                          -------    --------     -------
  Income from continuing operations          0.72        0.78        0.80
  Income from discontinued insurance
    operation                                0.76        1.37        0.95
                                          -------    --------     -------
  Net income (3)                            $1.48       $2.15       $1.75
                                          =======    ========     =======
Note:

(1) For fully-diluted earnings per share, the shares issuable upon the assumed exercise of outstanding stock options would be 58, 57, and 68 in 1993, 1992, and 1991, respectively, and the shares of common stock and common stock equivalents would have been 118,440, 118,386, and 118,390, respectively.

(2) To determine the average number of shares of common stock and common stock equivalents, the average number of common shares and common stock equivalents outstanding (actual or assumed for equivalents) during each month were added together and the sum was then divided by 12.

(3) Primary earnings per share and fully-diluted earnings per share are the same amounts.